Filed Pursuant to Rule 433

Registration Statement No. 333-272616

Issuer Free Writing Prospectus dated March 5, 2024

Relating to Prospectus Supplement dated March 5, 2024

MicroVision Announces $150 Million At-The-Market Equity Facility

REDMOND, Wash. – March 5, 2024 – MicroVision, Inc. (Nasdaq: MVIS), a leader in MEMS-based solid-state automotive lidar technology and ADAS solutions, today announced that it has entered into a $150 million at-the-market (ATM) equity offering sales agreement with Deutsche Bank Securities, Mizuho and Craig-Hallum Capital Group, who are acting as the sales agents.

Under the sales agreement, MicroVision may, from time to time, offer and sell shares of its common stock having an aggregate value of up to $150 million through any of the sales agents.

MicroVision intends to use the net proceeds from the ATM, if any, to support investments that may be required to scale production capabilities with OEM-approved manufacturing partners, accelerate ASIC development, advance MicroVision’s execution of its go-to-market strategy for both of its MAVIN and MOVIA products and for other general corporate purposes.

“With our multi-solution product offering, the maturity of our technology and our proven capabilities, we believe we’ve made great progress toward securing nominations for series production with automotive OEMs. The industry-wide challenge that we continue to address, though, is proving our ability to operate as a lidar Tier 1 with adequate cash runway and investor confidence to execute customer supply agreements upon nomination,” said Sumit Sharma, MicroVision Chief Executive Officer. “With the potential proceeds from this financing, we intend to address this challenge head on, establishing ourselves with OEMs as a reliable Tier 1 lidar partner.”

Under the ATM sales agreement, sales of common stock, if any, through the sales agents will be made only by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including without limitation sales made directly on The Nasdaq Global Market, on any other trading market for our common stock or to or through a market maker, or, with our prior written consent, any other method permitted by law, including negotiated transactions.

The common stock will be offered under MicroVision’s shelf registration statement filed June 13, 2023 with the Securities and Exchange Commission (SEC), as amended by Post-Effective Amendment No. 1 filed on February 29, 2024 and Post-Effective Amendment No. 2 filed on March 1, 2024, which includes a base prospectus and a prospectus supplement relating to the offering. Any offer, solicitation or sale will be made only by means of the prospectus supplement and the accompanying prospectus related to the offering. Current and potential investors should read the prospectus supplement and accompanying prospectus in the registration statement and other documents the company has filed with the SEC for more complete information about MicroVision and the ATM.

MicroVision has filed an automatically effective registration statement on Form S-3, as amended by Post-Effective Amendment No. 1 filed on February 29, 2024 and Post-Effective Amendment No. 2 filed on March 1, 2024, including a base prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents MicroVision has filed with the SEC for more complete information about MicroVision and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.com. Alternatively, copies may be obtained from: Deutsche Bank Securities, Attention: Prospectus Group, 1 Columbus Circle, New York, NY 10019, telephone: 800-503-4611, or by emailing prospectus.CPDG@db.com; Mizuho Securities USA LLC, ATTN: Equity Capital Markets, 1271 Avenue of the Americas, 3rd Floor, New York, NY 10020, telephone: 1 (212) 205-7600; and Craig-Hallum at 222 South Ninth Street, Suite 350, Attention: Equity Capital Markets, by telephone at (612) 334-6300 or by email at prospectus@chlm.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the offering, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About MicroVision

With offices in the U.S. and Germany, MicroVision is a pioneering company in MEMS-based laser beam scanning technology that integrates MEMS, lasers, optics, hardware, algorithms and machine learning software into its proprietary technology to address existing and emerging markets. The Company’s integrated approach uses its proprietary technology to provide automotive lidar sensors and solutions for advanced driver-assistance systems (ADAS) and for non-automotive applications including industrial, smart infrastructure and robotics. The Company has been leveraging its experience building augmented reality micro-display engines, interactive display modules, and consumer lidar modules.

MicroVision, MAVIN, MOSAIK, and MOVIA are trademarks of MicroVision, Inc. in the United States and other countries. All other trademarks are the properties of their respective owners.

Forward-Looking Statements

Certain statements contained in this release, including those relating to the activity under the sales agreement, the intended use of proceeds therefrom, expectations about product features, performance production and our relationship with commercial partners, anticipated cash runway, and statements using words such as “expects,” “believes” or “intends” are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include the following: our ability to successfully complete the offering on the anticipated terms and on terms and conditions satisfactory to us; the possible adverse impact on the market price of our shares of common stock due to the dilutive effect of the securities to be sold in the offering; capital market risks; our ability to operate with limited cash or to raise additional capital when needed; market acceptance of our technologies and products or for products incorporating our technologies; the failure of our commercial partners to perform as expected under our agreements; our ability to identify parties interested in paying any amounts or amounts we deem desirable for the purchase or license of intellectual property assets; our or our customers’ failure to perform under open purchase orders; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims; our ability to maintain our listing on The Nasdaq Stock Market, and other risk factors identified from time to time in our SEC reports, including our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other reports filed with the SEC. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this release may affect us to a greater extent than indicated. Except as expressly required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or any other reason.

Investor Relations Contact:

Jeff Christensen

Darrow Associates Investor Relations

MVIS@darrowir.com

Media Contact:

Marketing@MicroVision.com